Omni One – Cabaniss Family

[00:00:00] Today we're delivering Omni one to Davina, Dan and their nine year old son, Davis. Let's do it. Hi. We're here with Omni One.

[00:00:10] We've been waiting for you guys. Come on in.

[00:00:12] Let's do it. Hi. We're the Cabaniss family. My name is Dan. My name is Davis.

[00:00:17] And mine is Davina.

[00:00:19] And we're trying out the Omni One today.

[00:00:31] All right. We have it all set up for you. So here's your Omni One. I'll show you a few things. Here's a button you push to unlock it and lock it. So when you get in, you push the button, it unlocks, then it unlocks the rotational locks. You can rotate it around here. You can adjust the height to open up this clamp. Move it up and down. All righty. Who wants to go first?

[00:00:48] I want to.

[00:00:49] All right, let's have a seat.

[00:00:51] Being able to immerse yourself in the experience more like you can actually walk and move and turn and. And getting a bit of a workout is a really attractive reason for me.

[00:01:04] Coming more from like a mom's perspective, knowing that if he's going to wear himself out just playing one game and sweating, I'll gladly give him that video game time versus sitting and playing with his fingers. That's definitely something that attracted me to Omni one.

[00:01:22] There hasn't been anything I've tried that's like it. So I didn't really have like, Oh, I'm expecting this itself. But from what I've seen and done so far, it's amazing. It's great. When I was playing it, I really felt I was immersed in the game 360 degrees. I'm moving around. I felt like I was almost in a video game like you see in the movies.

[00:01:41] It kind of feels like you're actually walking in real life, except it's in real life. There's not laser guns, things like that.

[00:01:47] You're looking around just like you would like I'm doing now, and everything moves with you. And so walking around just gives it this whole new perspective. I really like it.

[00:01:58] I would recommend it to my friends because a lot of my friends like to play video games and some are even more interested in video games than me, so I would think they would be interested.

[00:02:09] I plan on inviting all his friends over and letting them have a turn at it, and I think it's going to go over great if you don't like their kid playing on the iPad, sitting in the corner all day, maybe this is a good option for you.

[00:02:21] I agree. Definitely. From my perspective, I'll tell a lot of my mom friends, especially because we always struggle with, you know, screen time. And this is a good balance and good compromise for them to have fun, be active and great for a rainy day.

[00:02:44] I need water.

[00:02:47] Take off your headset.

[00:02:49] Yeah, That's great. Awesome. Awesome. High five. Yeah. Thank you. Great job. Yeah, thanks. If you like video games, even if you don't like video games, it's just really fun. It's just an awesome experience.

[00:03:01] We're very excited to have it in our house.

This Brand-New Omni-Directional VR Treadmill is INSANE!

[00:00:03] This is awesome.

[00:00:06] The future of virtual reality movement is here, and it's unlike anything you've ever experienced. For too long we've been confined to traditional joystick controls, but that's about to change. Meet the Omni one, a full fledged virtual reality mobility system set to redefine how we move in VR. Strap in because we're about to dive into the immersive world of the Omni one. Will it live up to the hype? Let's find out. After landing in Texas, the holy grail of barbecue. My first stop was Virtuix HQ. Here I met Yann, the CEO of Virtuix, and the mastermind behind Omni Products to help me get a feel for this technology. Jan had me warm up in the Omni arena. An exciting VR arcade experience.

[00:00:44] Oh, behind you. Watch out. Yeah. Oh, this. This is epic.

[00:00:50] And then it was time to dive into the real purpose of my visit. The Omni one, a cutting edge VR system designed specifically for home use. Now, the Omni one is more than just a VR accessory. It's a complete system that includes a headset controllers and an omnidirectional treadmill. This makes it geared towards VR enthusiasts and newcomers alike. It's like something plucked straight out of a sci fi movie. If you've seen Ready Player one, you'll have a sense of what this setup looks like. So what exactly is the Omni one?

[00:01:16] Yeah, the.

[00:01:17] Omni one is our consumer version of the Omni. The Omni is an omni directional treadmill that lets you walk and run around in 360 degrees inside video games or other applications. So instead of sitting down or standing up and pushing a button on a joystick, you are physically walking around inside a virtual world.

[00:01:34] So the Omni one isn't a traditional treadmill per se. There's no belt or moving parts beneath you. Instead, you wear special shoes with foot trackers, and these trackers help map your movements onto the VR landscape. Now, before we get to testing, we first have to set up the Omni one and assembly was a breeze. You simply have to connect the arm to the base, snap the vest onto the arm, route one cable and attach the step. This process took me just over 45 seconds to complete. After setup. I just had to adjust the arm to my height and it was time to strap into the Omni one and take my first steps. Okay.

[00:02:04] First time in the Omni one.

[00:02:07] How does that feel? Good.

[00:02:08] Yep. I feel nice and secure.

[00:02:09] Okay, so I'm held in place right now, but as soon as I hit this button, the rotation unlocks and it allows me to freely turn around.

[00:02:17] So now I guess it's go time. Please hit the bull's eye. Oh, let's go. We got to let down. Oh, let's try my best not to fall into the abyss. Nah, we can't be careful. We got to go.

[00:02:42] Walking on the Omni one isn't like walking on solid ground. You take a step forward and then you glide your foot back to the center. This was an unfamiliar sensation and slightly awkward at first, but as you know, the human body quickly adapts, and within a few minutes, this strange method of movement started feeling a lot more natural.

[00:02:58] All right. Where are these zombies at? Bring them on. There's a lot of them.

[00:03:02] Stay back. I found my movements becoming more fluid and instinctive, not needing to consciously think before taking my next step. And after running around for a bit, it felt practically second nature with the basics down. It's time for some fun.

[00:03:14] All right. So now we're going to see how fast we can run. Let's do this. Start off nice and slow. Glad you could get going. This is awesome.

[00:03:34] Now that we're used to running in VR. Let's jump into a more action packed experience. It's time to kill some zombies.

[00:03:41] Amazing game. Nice job.

[00:03:47] Oh, there's a swarm over here.

[00:03:54] Yeah. Three, two. Oh.

[00:04:15] This guy is scary. He's a big alien. Run away. Great here. Oh, he's throwing. Oh, this guy is not playing games.

[00:04:50] Let me tell you, physically sprinting away from relentless hordes of zombies is something I didn't know I was missing until now. But the real highlight was the boss fight against the giant mutant hurling boulders at me. I had to react swiftly, move my feet and dash behind cover. It was in these moments that the true potential of the Omni one shone through. This isn't just a VR treadmill. It's an innovative piece of technology that completely reimagines the VR experience. When that huge rock was speeding towards my face, I could literally feel my brain saying, Move your feet, big rock inbound. I live for these wow moments around New Tech and the Omni one really delivered here. Having thoroughly tested the Omni one, I can more accurately describe the experience. The support arm that attaches to your back does an excellent job at keeping you secure and balanced. It's not constraining in any way and allows for full freedom of movement. As you move around, you can feel that it's there, but it's subtle enough that you quickly forget about it. There's also a handy little dial that lets you adjust the level of support for the arm. The Omni one comes with three sizes of slip on shoes that allow you to glide on its surface.

[00:05:47] However, your comfort level really hinges on your own choice of footwear. I must say my leather boots were probably not the ideal pick for full speed sprinting, but they managed to get the job done. Nevertheless, I'd recommend opting for something more supportive, like running shoes because your feet will still flex and bend as if you were actually running the Omni. One dev team is aiming to expand their game library to over 30 titles by the end of 2023. This will include experiences ranging from epic fantasy adventures to action packed shooters and even fitness games. This is also a good time to mention that the Omni one isn't a closed system. This means you can pair it with your gaming PC and make use of your PC VR headset when set up this way, the Omni one simply emulates your joystick inputs. Although this isn't the selling feature, it's a nice touch as it allows you to dive into your favourite VR games that are PC exclusives. Now we've come to the climax of this journey when the CEO throws out A1V1 challenge. There's no way I'm turning that down. Sure, he might have homefield advantage, but I've got my fair share of VR experience.

[00:06:43] Do you want to get demolished again? Huh?

[00:06:47] I'm going to get you with a grenade this time.

[00:06:50] I got my first kill in here.

[00:06:51] In second place.

[00:06:53] Oh, miss my grenade shot. Oh, I missed it. Okay, it's on. Here we go. Oh, you missed your grenade. Eviscerated.

[00:07:06] Good with those.

[00:07:08] Where are you? Lucci. Are you hiding again?

[00:07:11] I'll try to find you.

[00:07:12] I think I saw you. Oh, great. Is that you? Oh, no. I tried to run away.

[00:07:25] You're in first place. No, No.

[00:07:37] Oh, you blow yourself up. Chasing you. Come here. Lucy, don't run away.

[00:07:47] 021.

[00:07:51] No victory. Looks like I emerged victorious.

[00:07:56] But I have a sneaking suspicion that John was taking it easy on me. So is the Omni one worth it? Would I buy one myself? The short answer is yes. And let me tell you why. I'll admit the $25.95 price tag stings. However, it's important to remember that the Omni one is not just an accessory, but a comprehensive gaming system. The cost is on par with purchasing a high end gaming PC and a VR headset. But unlike traditional VR, the Omni one offers something truly unique a level of immersion that blurs the boundaries between virtual and real. Here's a quick pros and cons list for the Omni one, starting with the pros. Full Immersion. The Omni one offers an unparalleled level of immersion in VR, making users feel like they're truly inside the game. Physical exercise. It allows users to get a good workout while playing, turning gaming into an active rather than sedentary activity. Complete VR system. It comes with everything you need for a comprehensive VR experience, a headset controllers and the omni directional treadmill. Unique experience Whether battling bosses or exploring vast landscapes, the Omni one provides gaming experiences you can't get anywhere else. Now for the cons, we have the high price point. The Omni one is a significant investment, potentially putting it out of reach for some gamers.

[00:09:05] Limited game selection. While the Omni team plans to offer many unique experiences, certain popular titles might not be available. This might be disappointing for users who have their hearts set on specific games. Noise level. The Omni one can get a bit loud during intensive use primarily while running. Having laid out the pros and cons, it's up to you to decide if the Omni one is worth it. As a devoted gamer and VR enthusiast, this is an investment I'm willing to make regardless of your verdict. I think it's important to look beyond the current features and limitations. This is technology destined to revolutionize the VR experience with the Omni one. You're not just playing the game, you're actually in it. Imagine exploring a sweeping fantasy RPG where your in-game character only exists when you do. Picture the evolution of esports, where physical prowess is just as vital as strategy. Envision a future where professional gamers have personal trainers and dietitians ensuring they're in peak condition to compete at the highest levels. This is the boundless potential the omni one brings to the world of VR. But it's not just about gaming. It's about enhancing your physical fitness too.

[00:10:10] As you twirl duck and dash in the virtual realm, you're also breaking a sweat in the real world. This doesn't just benefit your body. Physical exertion triggers the release of endorphins, our body's natural mood boosters. So with the Omni one, you're not only having a blast gaming, you're fostering a healthier, more active lifestyle.

Looking into the future of VR, the Omni one is right there at the forefront. This isn't just another piece of tech. It's the key to unlocking a brand new era of immersive entertainment. You know, it's kind of wild to think that sci fi is like ready player one or sword art online don't seem so outlandish anymore. Is that awesome or a bit scary? Maybe it's both, but one thing's for sure we're on the edge of a game changing moment in VR history. If you want to learn more about how you can get your hands on the Omni one, check the link in the description for more details and let me know your thoughts about this device in the comments. Make sure to like the video if you enjoyed and subscribe to Stay up to date with the latest VR Tech. I'll see you guys in the next one. Peace out.

Hero Video

[00:00:01] My God, it's amazing.

[00:00:03] That is a rush. It's amazing. It's the coolest thing I think I've ever done.

[00:00:09] Prepare to engage.

[00:00:12] I've played VR, but not like that.

[00:00:14] The freedom you have really makes you feel like you're in game.

[00:00:18] Omni is the best VR out right now. Wow. As real as you can get.

[00:00:22] Super cool. And that was a virtual experience of a lifetime.

[00:00:32] We are Virtuix and we sell the Omni. The Omni is an omnidirectional treadmill that lets players walk or run at full speed in 360 degrees inside video games or other virtual worlds.

[00:00:47] Getting to enjoy that physical interaction of running and moving and looking. It's night and day.

[00:00:52] It makes it feel real.

[00:00:54] Until now, we've been selling a commercial version of the Omni, mainly to entertainment venues, and it's become a global hit. To date, we've sold over $16 million worth of products. We've shipped more than 4000 Omnipro units and have installed over 70 Omni arena systems. And our content platform Omniverse has hosted over 3 million plays.

[00:01:17] I wanted to play for like hours. I kid you not. It was so fun. I want to play again.

[00:01:22] I was in line approximately three hours long and it was definitely worth the wait. I would definitely do it again.

[00:01:27] We've built a large and fanatical player community and our players kept asking us, When can I get this for my home? Where can I buy this? Now, after three years of development, we have the product everyone has been waiting for.

[00:01:46] Earlier this year, we started shipping an omni designed for the home. We call it Omni One. Omni One is like no other gaming system. It's a breakthrough in VR treadmill technology. Compared to our commercial Omni, Omni One no longer has a support ring enabling unrestricted freedom of movement, including crouching, kneeling and going backwards. You essentially become one with the machine.

[00:02:21] You're in first place.

[00:02:23] Omni one is also optimized for home use. It's compact, doesn't need tools to assemble and can be easily moved.

[00:02:34] Omni one includes a standalone VR headset. It's a complete system that works out of the box offering a seamless user experience. We create our own games, but we also work with third party developers. We have a software development kit that makes it easy for developers to adapt their games for the Omni in just a few hours time, so there won't be a shortage of great content for Omni one. Omni one features its own game store with 30 awesome titles available at launch. It won't have just games, but also applications that'll let you go for a walk, tour museums and even visit some of the most beautiful places in the world. We also sell games that you can play without the Omni. An Omni one even connects to a PC to play PC based VR games.

[00:03:22] The Omni has always been more than just a gaming device. It's also kept our players in shape. It's like an exercise bike for gamers or for parents who want to get their kids off the couch.

[00:03:31] Keep moving, soldier.

[00:03:33] I have told people for years if I could walk across Skyrim, I'd be more fit. And this is exactly that machine.

[00:03:39] I was blown away. Everybody always wants to lose weight. Now you can play video games and exercise without sitting on your couch and getting fat.

[00:03:47] That's like my concern with them sitting at home, just playing games all the time, knowing that they can get out and get some exercise and get their whole body involved is excellent.

[00:03:55] I definitely approve. Given our success in the commercial markets, we are uniquely positioned to bring our full body VR experience to the home. Players can try out the Omni at over 70 omni arena venues nationwide, and we have a rapidly growing database of over 300,000 registered players. That's a great sales channel for Omni one. Earlier this year we started shipping the first beta units to our customers. All right, there it's all set up.

[00:04:31] I decided to purchase Omni one because I was really looking for a more immersive VR experience. I can actually walk through the game it as opposed to sitting on a couch with controllers in my hand. The ability to move around and turn is everything. I was hoping this is the system that will give you that experience. I'd highly recommend it. Be on the lookout. Sign up. How was it? That is awesome. Thanks, Dave. Thank you so much.

[00:04:58] We've raised over $35 Million to date from investors, including Mark Cuban and 12 venture funds. Investors in this round will receive a discount of at least 20% on the purchase price of Omni one worth over $500. You'll also be able to skip the line and order Omni one ahead of the general public.

[00:05:18] What excites me about Virtuix is the fact that they're really doing something to take VR to a whole new level right away.

[00:05:25] It kind of clicked with me that this could be a game changing kind of an idea.

[00:05:28] Real products, real revenues, real opportunity, and we know the market's already there.

[00:05:33] True virtual reality cannot be experienced by just standing in place. Physically walking around inside virtual worlds is mind blowing time for the final stretch. So join us on our mission to bring Omni one to millions of homes around the world.

[00:05:51] Woo!